Mail Stop 3561

August 16, 2007

Samuel F.H. Jeffries, President
Organic Sales and Marketing, Inc
114 Broadway
Raynham, MA 02767

> **Re: Organic Sales and Marketing, Inc.**
> **Amendment 2 to Registration Statement on Form 10-SB**
> **Filed August 3, 2007**
> **File No. 1-33386**

Dear Mr. Jeffries:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   Include pagination in all of your future filings. See 0-3(b) of the Exchange Act Rules.

Item 1. Description of Business
(b) Business of Issuer, page 1

2.   Provide the basis for the statement in the 2nd paragraph that "The Company expects to enter into a licensing agreement shortly…". This comment also applies to "The Company anticipates that a formal contract will be forthcoming…" in paragraph 8.

3.   Indicate in the 4th paragraph whether the products "are" ready to market since it is now August.

4.   Revise the 11th paragraph to delete references to "as many as eight stations in the near future with ultimate plans for nationwide expansion" unless you have specific plans and can indicate agreements etc.

5.   Given the uncertainty of the company's business, delete the reference in the 14th paragraph to establishing itself as a "major factor…".

Item 2. Management's Discussion and Analysis or Plan of Operation, page 10

A. Plan of Operations, page 10

6.   We have reviewed your revisions in response to comment 10 in our comment letter dated June 8, 2007. Based on your revised disclosure, including your statement that "[m]anagement has no competent basis for projecting the increase in revenue. . .," it appears you may not have adequate support for your projections to include them in your filing. In this regard, please note that Item 10(d) of Regulation S-B requires that management have a reasonable basis for the assumptions underlying any prospective financial information presented. Similarly, the AICPA Guide for Prospective Financial Information requires these assumptions to be reasonably objective with persuasive support. Given your limited operating history, it appears particularly unlikely that you have a reasonable basis to present financial projections beyond the current year. Accordingly, please revise your filing to remove these projections, or otherwise tell us in detail why you believe such projections are permitted in light of the referenced requirements regarding prospective financial information. Please note this comment applies to both the prospective financial information included in the table as well as your disclosure of projected "cash flow before investor money."

7.   It does not appear you have addressed comment 11 from our comment letter dated June 8, 2007. To the extent you are able to justify the continued disclosure of projected cash flow before investor money pursuant to the preceding comment, prior comment 11 is re-issued as follows. Please disclose the basis for and assumptions underlying this projection in a manner that will provide a frame-work for analysis of the projection. Refer to Item 10(d)(3) of Regulation S-B. As projected cash flow before investor money represents a non-GAAP projection, please also disclose the following:
     o   A reconciliation from the non-GAAP projection to the most directly comparable projection calculated and presented in accordance with GAAP;
     o   The reasons why you believe that presentation of the non-GAAP projection provides useful information to investors; and

        o The additional purposes, if any, for which you use the non-GAAP projection to manage your business.

Refer to Item 10(h) of Regulation S-B regarding the required disclosures for non-GAAP measures of historical or future financial performance.

Signature, page 27

    8.   Include Mr. Jeffries title of Chief Executive Officer.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or Robin Manuel, Accountant, at (202) 551-3832 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Paul Chernis, Esq.
        Silverman Sclar Shin & Byrne PLLC